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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **August, 2007**

Commission File Number **29606**

SHARPE RESOURCES CORPORATION
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
_____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
_____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes X No
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- 4009.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	Royal Standard Minerals Inc.
	(Registrant)
Date:___August 26, 2007___	By \S\ Roland M. Larsen
	President & CEO

SEC1815 (05-06)

Sharpe Resources Corporation

(Continued under the New Brunswick Business Corporation Act)

(An Exploration Stage Company)

(Expressed in United States Dollars)

**Interim Consolidated Financial Statements
(Unaudited)**

Three and Six Months Ended June 30, 2007

Responsibility for Interim Consolidated Financial Statements

The accompanying unaudited interim consolidated financial statements for Sharpe Resources Corporation have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the December 31, 2006 audited consolidated financial statements. Only changes in accounting information have been disclosed in these unaudited interim consolidated financial statements. These unaudited interim consolidated financial statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of these unaudited interim consolidated financial statements, management is satisfied that these unaudited interim consolidated financial statements have been fairly presented.

The independent auditor of Sharpe Resources Corporation has not performed a review of the unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2007 and June 30, 2006.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Interim Consolidated Balance Sheets
(Expressed in United States Dollars)
(Unaudited)

	Notes	June 30, 2007 $	December 31, 2006 $
Assets			
Current assets			
Cash and cash equivalents		**327,299**	204,866
Due from related party	**5**	**250,000**	250,000
		577,299	454,866
Liabilities			
Current Liabilities			
Accounts payable and accrued liabilities		**93,931**	110,209
Due to related parties	**5**	**134,213**	134,213
Loan claims	**3**	**563,818**	563,818
		791,962	808,240
Capital Stock and Deficit			
Share capital	**4(b)**	**11,463,430**	11,174,108
Warrants	**4(c)**	**-**	204,408
Contributed surplus		**266,462**	33,144
Deficit		**(11,944,555)**	(11,765,034)
		(214,663)	(353,374)
		577,299	454,866

The notes to the interim consolidated financial statements are an integral part of these statements.

Nature of Operations and Going Concern (Note 1)

Approved by the Board   _"Roland Larsen"_   **Director**   _"Kimberly L. Koerner"_   Director

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Interim Consolidated Statements of Loss and Comprehensive Loss
(Expressed in United States Dollars)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,		Cumulative from start of the exploration stage on January 31, 2002
	2007	2006	2007	2006	
	$	$	$	$	$
Revenue					
Petroleum and natural gas revenue	**8,606**	6,821	**8,606**	12,732	337,154
Royalty income	**-**	-	**-**	-	19,618
Interest income	**528**	-	**1,163**	-	12,443
Other income	**-**	-	**-**	-	3,239
	9,134	6,821	**9,769**	12,732	372,454
Operating and administrative expenses					
Operating	**615**	34,364	**20,841**	35,632	735,206
General and administrative	**38,062**	6,972	**66,941**	171,371	485,384
Depletion, depreciation and amortization	**-**	-	**-**	-	35,353
Stock-option compensation (Note 4(d))	**90,232**	-	**90,232**	-	123,376
Interest on advance	**-**	510	**-**	1,020	7,445
Interest on loan claims	**5,638**	7,494	**11,276**	13,368	74,884
Management fees	**-**	-	**-**	-	154,000
	134,547	49,340	**189,290**	221,391	1,615,648
Loss before the following:	**(125,413)**	(42,519)	**(179,521)**	(208,659)	(1,243,194)
Write-off of an option to acquire mineral property	**-**	-	**-**	-	(78,125)
Gain on disposal of petroleum and natural gas properties	**-**	-	**-**	-	606,047
Gain on disposal of capital asset	**-**	-	**-**	-	10,000
Gain on settlement of debt	**-**	-	**-**	-	149,681
Net loss and comprehensive loss for the period	**(125,413)**	(42,519)	**(179,521)**	(208,659)	(555,591)
Basic and diluted loss per common share	$ **(0.00)**	$ (0.00)	$ **(0.00)**	$ (0.00)	
Weighted average of common shares outstanding	**46,619,863**	43,981,003	**46,265,605**	42,751,944	

The notes to the interim consolidated financial statements are an integral part of these statements.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Interim Consolidated Statements of Changes in Shareholders' Equity
(Expressed in United States Dollars)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2007	2006	2007	2006
	$	$	$	$
Share capital				
Balance, beginning of period	**11,463,430**	11,174,108	**11,174,108**	10,999,986
Issue of common shares - private placement	**-**	-	**-**	378,530
Fair value of warrants issued	**-**	-	**-**	(204,408)
Exercise of warrants	**-**	-	**228,000**	-
Fair value of warrants exercised	**-**	-	**61,322**	-
Balance, end of period	**11,463,430**	11,174,108	**11,463,430**	11,174,108
Warrants				
Balance, beginning of period	**-**	204,408	**204,408**	-
Fair value of warrants issued	**-**	-	**-**	204,408
Fair value of warrants exercised	**-**	-	**(61,322)**	-
Transfer of expired warrants to contributed surplus	**-**	-	**(143,086)**	-
Balance, end of period	**-**	204,408	**-**	204,408
Contributed surplus				
Balance, beginning of period	**176,230**	33,144	**33,144**	33,144
Fair value of expired warrants	**-**	-	**143,086**	-
Fair value of granted options	**90,232**	-	**90,232**	-
Balance, end of period	**266,462**	33,144	**266,462**	33,144
Deficit				
Balance, beginning of period	**(11,819,142)**	(11,586,422)	**(11,765,034)**	(11,420,282)
Net loss for the period	**(125,413)**	(42,519)	**(179,521)**	(208,659)
Balance, end of period	**(11,944,555)**	(11,628,941)	**(11,944,555)**	(11,628,941)

The notes to the interim consolidated financial statements are an integral part of these statements.

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Interim Consolidated Statements of Cash Flows
(Expressed in United States Dollars)
(Unaudited)

	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006	Cumulative from start of the exploration stage on January 31, 2002
	$	$	$	$	$
Increase (decrease) in cash					
Cash flows used in operating activities					
Net loss for the period	**(125,413)**	(42,519)	**(179,521)**	(208,659)	(555,591)
Operating items not involving cash:					
Depletion, depreciation and amortization	**-**	**-**	**-**	-	35,353
Stock-option compensation (Note 4(d))	**90,232**	**-**	**90,232**	-	123,376
Gain on disposal of petroleum and natural gas properties	**-**	**-**	**-**	-	(606,047)
Gain on disposal of capital asset	**-**	**-**	**-**	-	(10,000)
Gain on settlement of debt	**-**	**-**	**-**	-	(149,681)
Changes in non-cash working capital items	**11,349**	10,830	**(16,278)**	(12,103)	257,347
	(23,832)	(31,689)	**(105,567)**	(220,762)	(905,243)
Cash flows from financing activities					
Repayments of long term debt	**-**	**-**	**-**	-	(117,654)
Repayments of loan claims	**-**	**-**	**-**	-	(100,715)
Advances to/from related parties	**-**	**-**	**-**	-	(148,307)
Common shares and warrants issued	**-**	**-**	**228,000**	378,530	606,530
	-	**-**	**228,000**	378,530	239,854
Cash flows from investing activities					
Additions to petroleum and natural gas properties	**-**	**-**	**-**	-	(31,404)
Proceeds on disposal of petroleum and natural gas properties	**-**	**-**	**-**	-	606,467
Proceeds on disposal of capital assets	**-**	**-**	**-**	-	10,000
Options to acquire Preston County Coal Project	**-**	(150,000)	**-**	(150,000)	-
Write-off of an option to acquire mineral property	**-**	-	**-**	-	78,125
	-	(150,000)	**-**	(150,000)	663,188
(Decrease) increase in cash and cash equivalents during the period	**(23,832)**	(181,689)	**122,433**	7,768	(2,201)
Cash and cash equivalents, beginning of period	**351,131**	529,027	**204,866**	339,570	329,500
Cash and cash equivalents, end of period	**327,299**	347,338	**327,299**	347,338	327,299

The notes to the interim consolidated financial statements are an integral part of these statements.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
(Expressed in United States Dollars)
(Unaudited)
Three and Six Months Ended June 30, 2007

1.   Nature of Operations and Going Concern

Sharpe Resources Corporation (the "Company") is a publicly held company, engaged in the development of minerals resources in the United States of America. Currently the Company has mineral and oil & gas royalty interests in Texas through its wholly-owned subsidiary, Sharpe Energy Company, in a single cost centre in the United States of America. The Company's shares are listed in the United States on the OTC:BB symbol SHGPF and in Canada under the symbol SHO.H on the NEX exchange.

These interim consolidated financial statements have been prepared on the basis that the Company is a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. The ability of the Company to continue operations is dependent upon obtaining the necessary financing to complete the development of its properties and/or the realization of proceeds from the sale of one or more of its properties. These interim consolidated financial statements do not include any adjustments related to the carrying values and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

2.   Basis of Presentation and Accounting Policies

The unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the consolidated financial statements required by Canadian generally accepted accounting principles for annual consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the three and six month periods ended June 30, 2007 may not necessarily be indicative of the results that may be expected for the year ended December 31, 2007.

The consolidated balance sheet at December 31, 2006 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for annual consolidated financial statements. The interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual audited consolidated financial statements for the year ended December 31, 2006, except as noted below. For further information, refer to the audited consolidated financial statements and notes thereto for the year ended December 31, 2006.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
(Expressed in United States Dollars)
(Unaudited)
Three and Six Months Ended June 30, 2007

2.   Basis of Presentation and Accounting Policies (continued)

Financial instruments, comprehensive income (loss) and hedges

In January 2005, the Canadian Institute of Chartered Accountants ("CICA") issued Handbook Sections 3855, "Financial Instruments – Recognition and Measurement", 1530, "Comprehensive Income", and 3865, "Hedges". These new standards are effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006 on a prospective basis; accordingly, comparative amounts for prior periods have not been restated. The Company has adopted these new standards effective January 1, 2007.

(a) Financial instruments - recognition and measurement

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. This Section requires that:

- All financial assets be measured at fair value on initial recognition and certain financial assets to be measured at fair value subsequent to initial recognition;
- All financial liabilities be measured at fair value if they are classified as held for trading purposes. Other financial liabilities are measured at amortized cost using the effective interest method; and
- All derivative financial instruments be measured at fair value on the balance sheet, even when they are part of an effective hedging relationship.

(b) Comprehensive income (loss)

Section 1530 introduces a new requirement to temporarily present certain gains and losses from changes in fair value outside net income. It includes unrealized gains and losses, such as: changes in the currency translation adjustment relating to self-sustaining foreign operations; unrealized gains or losses on available-for-sale investments; and the effective portion of gains or losses on derivatives designated as cash flow hedges or hedges of the net investment in self-sustaining foreign operations.

(c) Hedges

Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13 "Hedging Relationships", and the hedging guidance in Section 1650 "Foreign Currency Translation" by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

(d) Impact upon adoption of Sections 1530, 3855 and 3865

Under adoption of these new standards, the Company designated its cash and cash equivalents as held-for trading, which are measured at fair value. Due from related party is classified as loans and receivables, which is measured at amortized cost. Accounts payable and accrued liabilities, due to related parties and loan claims are classified as other financial liabilities, which are measured at amortized cost.

The adoption of these Handbook Sections had no impact on opening deficit.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
(Expressed in United States Dollars)
(Unaudited)
Three and Six Months Ended June 30, 2007

2. Basis of Presentation and Accounting Policies (continued)

Future accounting changes

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These new standards will be effective for interim and annual financial statements for the Company's reporting period beginning on January 1, 2008.

Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments — Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

3. Loan Claims

Pursuant to the Chapter 11 Plan, agreed unsecured vendor loan claims were paid partially by 10% cash settlement. The remaining 90% of the claims were settled by the issue of preferred stock certificates of Sharpe Energy Company, bearing a quarterly dividend of 4% per annum. The certificates are fully redeemable. At the discretion of the Company, the certificates can be redeemed, all or in part, at a discount based upon the time of redemption.

4. Share Capital

(a) Authorized

Unlimited common shares without par value

(b) Issued and Outstanding

	Shares	Amount
	#	$
Balance, December 31, 2006	43,981,003	11,174,108
Exercise of warrants	2,638,860	228,000
Fair value of warrants exercised	-	61,322
Balance, June 30, 2007	46,619,863	11,463,430

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
(Expressed in United States Dollars)
(Unaudited)
Three and Six Months Ended June 30, 2007

4.   Share Capital (continued)

(c)   Warrants

The following table reflects the warrant activity for the six months ended June 30, 2007:

	Number of Warrants	Fair value
	#	$
Balance, December 31, 2006	8,796,200	204,408
Exercised	(2,638,860)	(61,322)
Expired	(6,157,340)	(143,086)
Balance, June 30, 2007	-	-

(d)   Stock Options

The following table reflects the stock option activity for the six months ended June 30, 2007:

	Number of stock options	Weighted average exercise price ($CDN)
	#	$
Balance, December 31, 2006	3,511,000	0.10
Options expired	(1,600,000)	0.10
Options granted	1,600,000	0.10
Balance, June 30, 2007	3,511,000	0.10

On May 15, 2007, the Company granted options to purchase 1,600,000 common shares of the Company to directors and officers. The options are exercisable at CDN $0.10 and expire on May 15, 2012. The fair value of these stock options was estimated at $90,232 (CDN $102,400) using the Black-Scholes option pricing model using the following assumptions: dividend yield, 0%, risk-free interest rate, 4.21%, expected volatility, 153.8% and an expected life of 5 years. These options were fully vested and expensed upon granting.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
(Expressed in United States Dollars)
(Unaudited)
Three and Six Months Ended June 30, 2007

4. Share Capital (continued)

(d) Stock options (continued)

The following table reflects the actual stock options issued and outstanding as of June 30, 2007:

Exercise Price per Share (CDN)	Expiry Date	Fair Value	Number of stock options
$		$	#
0.10	May 16, 2010	15,484	480,000
0.10	May 8, 2008	17,660	1,431,000
0.10	May 15, 2012	90,232	1,600,000
		123,376	3,511,000

5. Related Party Transactions Not Disclosed Elsewhere

Transactions with related parties not disclosed elsewhere in these interim consolidated financial statements are comprised of:

	June 30, 2007	December 31, 2006
	$	$
Due from related party (i)	250,000	250,000
Due to related parties		
Roland Larsen (ii)	25,400	25,400
Royal Standard Minerals Inc. (iii)	108,813	108,813

(i) Standard Energy Company is related by virtue of its ownership by an officer and director of the Company. The loan receivable is unsecured, non-interest bearing and no date is set for its repayment.

(ii) This loan is payable to an officer and director of the Company. It is unsecured, non-interest bearing and no date set for repayment.

(iii) Royal Standard Minerals Inc. is a related company by virtue of common management and have common directors. The loan payable is unsecured, non-interest bearing and no date set for its repayment.

Management fees of $15,000 (June 30, 2006 - $154,000) was paid to an officer and director of the Company.

These transactions are in normal course of operations and are measured at the exchange amount (the amount of consideration established and agreed to by the related parties which approximates the arm's length equivalent value).

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
(Expressed in United States Dollars)
(Unaudited)
Three and Six Months Ended June 30, 2007

6.   Segmented Information

The Company has one reportable business segment. Substantially all of the Company's assets are located in the United States except for small balances held in Canadian banks. The Company's operations in Canada consist of general and administrative expenses necessary to maintain the Company's public company status.